Schering AG: Board of Executive Directors allocates responsibilities

Berlin, Germany, December 21, 2000; Following the announcement of Dr. Hubertus Erlen as Chairman-elect and of Mr. Lutz Lingnau as a new member of the Board of Executive Directors of Schering AG, Berlin (NYSE: SHR), the Board of Executive Directors announced its allocation of Board's responsibilities. These changes have been presented to the Supervisory Board and the employees and will be effective from April 26, 2001.

The Board's new responsibilities focus on Schering's strategy and the horizontal integration of its business processes. Furthermore, the corporate role of Schering's US-organization will be strengthened.

The reponsibilities are as follows:
- Dr. Hubertus Erlen as Chairman will focus on strategy and corporate development, corporate communication, audit, and human resources.
- Prof. Dr. Klaus Pohle, Vice Chairman, will continue to be responsible for equity participations, finance, administration and information technology as well as for Japan, Asia and Australia.
- Dr. Ulrich Koestlin will be responsible for the business processes marketing, sales and supply chain and for Europe and Africa.
- Mr. Lutz Lingnau - located in the USA - will take responsibility for the business areas therapeutics and dermatology as well as for North America.
- Prof. Dr. Guenter Stock will be responsible for the business areas fertility control/hormone therapy and diagnostics/radiopharmaceuticals, for research and product development as well as for Latin America.

To strengthen the corporate role of the US-organization, all members of the Board of Schering AG will also be members of the Board of Schering Berlin Inc., the US management holding company. Dr. Erlen will be Chairman. In addition, Mr. Lingnau and Prof. Stock have been elected President and Chief Executive Officer and Chief Scientific Officer respectively of Schering Berlin Inc.

Dr. Dale Stringfellow has been appointed President and Chief Executive Officer of the US-affiliate, Berlex Laboratories Inc. Dr. Stringfellow, who is currently President of the Schering-research and development center Berlex Biosciences in Richmond, California, will report to Mr. Lingnau.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: fertility control and hormone therapy, diagnostics and radiopharmaceuticals, dermatology as well as therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, December 21, 2000
Schering AG
Corporate Communication

For further information please contact:

Dr. Friedrich von Heyl				Peter Vogt
Business and Financial Communication		Investor Relations
Phone:	+49 - 30 - 468 152 96			Phone:	+49 - 30 - 468 124 31
Fax:	+49 - 30 - 468 166 46			Fax:	+49 - 30 - 468 166 46
friedrich.vonheyl@schering.de			peter.vogt@schering.de